September 2, 2016

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Maryse Mills-Apenteng Ivan Griswold Craig Wilson David Edgar

Re:	Coupa Software Incorporated Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted June 10, 2016 CIK No. 0001385867

Ladies and Gentlemen:

On behalf of Coupa Software Incorporated (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received (i) by letter dated June 21, 2016 relating to the Company’s Draft Registration Statement No. 4 on Form S-1 submitted June 10, 2016 (the “Draft Registration Statement”).

On behalf of the Company, we are also electronically transmitting for confidential submission an amended version of the Draft Registration Statement (“Draft Registration Statement No. 5”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery four copies of this letter and marked copies of Draft Registration Statement No. 5 (against Draft Registration Statement No. 4).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of Draft Registration Statement No. 5, as applicable.

Securities and Exchange Commission

September 2, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics

Backlog and Deferred Revenue, page 53

1.	We note your revised disclosure in response to prior comment 21 from our letter dated March 14, 2016. In your revised disclosure, you did not provide an indication of the portion of backlog not reasonably expected to be filled within the current fiscal year. Please revise accordingly. Refer to Item 101(c)(1)(viii) of Regulation S-K.

RESPONSE TO COMMENT 1:

In response to the Staff’s comment, the Company has revised its disclosure on page 54 of Draft Registration Statement No. 5.

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Securities and Exchange Commission

September 2, 2016

Please contact the undersigned at (650) 463-5432 or rblake@gunder.com if you have any questions with respect to this response or Draft Registration Statement No. 5.

Very truly yours,

/s/ Richard C. Blake, Esq.

Richard C. Blake, Esq.

Enclosures

cc:	Todd Ford

Jonathan Stueve

Coupa Software Incorporated

Daniel E. O’Connor

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Sarah K. Solum

Davis Polk & Wardwell LLP

Mark Fernandez

Ernst & Young LLP